UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42457

OneConstruction Group Limited

(Exact name of registrant as specified in its charter)

Unit 11, 5/F

Tower 1, Harbour Centre

1 Hok Cheung Street

Hunghom, Kowloon

Hong Kong

+852 2123 8400

(Address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Announcement Regarding Market Volatility and Social Media Activity

OneConstruction Group Limited (the “Company”) is issuing this announcement to address market activity involving its ordinary shares.

No Material Undisclosed Developments Amid Market Volatility

The Company notes that its ordinary shares have, from time to time over the past months, experienced fluctuations in price and daily trading volume. After conducting an internal review of its business operations, financial position, and corporate strategy, the Company hereby confirms that it is not aware of any undisclosed corporate developments, material non-public information, or other specific event that would account for such trading activity.

Other than events specifically disclosed in Form 6-K filings furnished with the SEC that are publicly available on EDGAR, the Company’s operational fundamentals remain stable, and there have been no material unexpected shifts in its financial condition or business model since the filing of its annual report on Form 20-F on July 23, 2026.

Clarification on Social Media Activity and Stock Promotion

It has been brought to the Company’s attention that increased retail investor commentary and stock promotion messages have been circulated on social media platforms, including but not limited to Reddit and X (formerly Twitter). The Company advises investors that any statements, projections, or investment recommendations regarding the Company’s securities found on these forums are not authorized, approved, endorsed, or verified by the Company.

The Company further clarifies that, to the best of its knowledge, neither the Company nor any of its officers, directors, employees, or affiliates has engaged, compensated, or endorsed any third-party service providers, consultants, or agencies to conduct promotional awareness activities on its behalf or stock promotion programs involving email alerts, online articles, social media campaigns, or message board posts.

Investor Caution

Investors are strongly cautioned to rely solely on information contained in the Company’s official press releases and its periodic and current reports filed with the SEC, rather than speculative market sentiment or unverified commentary circulating on social media. Investing in the Company’s ordinary shares involves inherent risks, and sudden market fluctuations and speculative trading can result in severe or total capital loss. For further discussion on the risks relating to trading in the Company’s securities, please refer to “Item 3. Key Information – D. Risks Factors” of the Company’s annual report on Form 20-F, as filed with the SEC from time to time.

This Report on Form 6-K shall not constitute or form a part of an offer to sell or a solicitation of an offer to purchase, or the solicitation to sell, any securities of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on August 25, 2026.

OneConstruction Group Limited

By:	/s/ Michael He
Name:	Michael He
Title:	Executive Director

2